SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its statutory attributions, hereby resolves to approve the following Internal Regulations:

Chapter I

Object

1.1	These Internal Regulations (“Internal Regulations”) govern the functioning of the Board of Directors (“BOD” or “Board”) of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) and its Advisory Committees (“Committees”), as well as the relationship between the Board and the other corporate bodies, subject to the provisions of the Eletrobras Bylaws (“Bylaws”) and the legislation in force.

1.2	The procedural rules laid down in these Internal Regulations aim to establish a professional management structure that provides agility, autonomy, security, transparency, efficiency and effectiveness to the deliberations of the Board.

Chapter II

Mission

2.1	The BOD's mission is to protect and value the Company, ensure the generation of sustainable value in the long term, direct the strategy of its business and take care of the interests of its shareholders and other stakeholders.

Chapter III

Composition and Investiture Requirements

3.1	The BOD is composed of 11 (eleven) members (“Directors”), all elected and dismissed by the General Meeting, in the manner established by the Bylaws, and the existence of an alternate member is prohibited.

3.2	The BOD must be composed of at least three (3) independent members, in the form of its Bylaws, and it must be disclosed on the company's website who are the Directors who meet the independence requirements.

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3.3	The Board of Directors shall elect its Chairman and any substitute at the first meeting after the election of its members, and none of these members may simultaneously occupy the positions of Chairman of the Company and Chairman of the BOD.

3.4	It is a necessary condition for the exercise of the position of Director to meet all the requirements established in the Bylaws and in the current legislation.

3.5	It is a requirement for investiture in the position of member of the Board to present the following documents:

a)	copy of the identity card;
b)	copy of the registration document in Individual Taxpayer Registry (“CPF”) of the Ministry of Finance of Brazil;
c)	updated professional resume;
d)	copy of proof of residence;
e)	other documents requested by the people management area.

3.6	The investiture in the position of Director shall take place upon signing the instrument of investiture, drawn up in the book of minutes of the Board, accompanied by the presentation and filing of the following signed documents:

a)	Data referring to items 12.5 to 12.10 of the Reference Form, including the list of positions held in the Board of Directors, Fiscal Council, committees and executive bodies of other companies or entities, and such list shall be updated and resubmitted annually to the Company by the administrator;
b)	Declaration of clearance and conditions for possession, made under the penalties of the law and in its own instrument, which will be filed at the Company's headquarters;
c)	Appendix I - Declaration of Adhesion to the Policy of Disclosure of Material Information and Trading of Securities of Eletrobras companies and, when applicable, its other appendices, including the report of direct or indirect ownership of securities of Eletrobras and its subsidiaries;
d)	Declaration of consent referred to in the B3 Corporate Governance Level 1 Listing Regulation; and
e)	Declaration of Receipt and Commitment to the Integrity Guide and the Code of Ethical Conduct and Integrity of Eletrobras Companies.

Chapter IV

Term and Vacancy

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4.1	The Directors will have a unified management term of (02) two years, with a maximum of 3 (three) consecutive renewals, provided that the legal requirements are observed.

4.2	The remunerated participation of members of the BOD in more than two boards of directors of subsidiaries of Eletrobras and its other directly or indirectly invested companies, whether public or private, is prohibited.

4.3	The remuneration of the Director for the exercise of the term of office shall comply with the provisions of current legislation, the general guidelines established by the General Meeting and the specific resolutions of the BOD.

4.4	The vacancy of a Director's position will be due to resignation, dismissal, disability, loss of mandate, proven impediment, death or due to other cases provided for by law.

4.5	The resignation of the Director from office must be made in writing and forwarded to the Chairman of the Board, with a copy to the Governance Secretariat, who will arrange for its proper filing, registration and disclosure.

4.6	In case of vacancy in the position of Director, their substitute will be appointed by the remaining Directors and will serve until the first subsequent General Meeting, pursuant to art. 150 of Law 6.404/76.

4.7	In the event of vacancy in the position of Chairman of the Board, the new Chairman of the BOD and their eventual substitute will be elected at the first subsequent meeting of the BOD, and such role will be exercised until the end of the unified management term.

4.8	The director who fails to attend two consecutive meetings or three interspersed meetings, in the last 12 (twelve) months, without justified reason, will lose their term of office, and the justification must be forwarded to the Chairman of the Board.

Chapter V

Powers

5.1	Without prejudice to the powers outlined in the Bylaws and in the legislation in force, it is up to the BOD to establish the general business orientation and decide on matters of strategic nature and relevant impact for the Company, and it is also responsible for:

a)	promoting and observing the Company's corporate purpose;
b)	ensuring that its strategic guidelines are effectively implemented by the Executive Board of Eletrobras ("DEE"), without, however, interfering in operational matters and business management;

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c)	preventing and managing situations of conflict of interest or divergence of opinions, so that the Company's interest always prevails;
d)	establishing Committees, with specific duties of analysis and recommendation on certain matters, approving the respective internal regulations, appointing their members and define the remuneration of their members;
e)	discussing, approving and monitoring decisions involving good corporate governance practices, stakeholder relationships, people management policy and codes of conduct of the agents;
f)	approving the risk management policy and monitoring its implementation;
g)	determining the hiring of specialists and experts to better instruct the matters subject to its deliberation;
h)	formally evaluating the performance results of the company, the Board itself, the DEE and, individually, the members of each of these bodies, pursuant to these Internal Regulations and the law, in which case it may rely, when applicable, on methodological and procedural support from the People, Eligibility, Succession and Remuneration Committee (“CPES”);
i)	approving the strategic plan, the respective multi-annual plans and annual spending and investment programs, monitoring their implementation;
j)	approving the criteria and indicators for performance evaluation of the Committees provided for in these Internal Regulations;
k)	approving and maintaining a non-binding succession plan for the members of the Board of Directors and the members of the Executive Board, prioritizing the position of President of Eletrobras, in order to ensure the continuity of the Company's management and mitigate the risks of an unplanned succession of its main leaders, in favor of the Company's performance and value preservation; and
l)	approving the appointment of the Governance Officer, the Governance Secretariat and other managers linked to the BOD.

5.2	The legal powers of the BOD are non-delegable and can only be exercised by its collegiate.

Chapter VI

Prohibitions and Duties

6.1	Without prejudice to other prohibitions contained in the Bylaws and current legislation, the Directors are prohibited from:

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a)	directly or indirectly receiving any personal advantage, due to the exercise of the position, which is not provided for by law or authorized by the General Meeting;
b)	performing acts of liberality at the expense of the Company;
c)	using the commercial and investment opportunities of which they are aware due to the exercise of their position, for its own benefit or for the benefit of others, with or without prejudice to the Company;
d)	omitting to exercise or protect the Company's rights or, in order to obtain advantages, for oneself or others, failing to take advantage of business opportunities of interest to the Company;
e)	participating, directly or indirectly, in the management of competing companies of the Company or its subsidiaries;
f)	borrowing resources or assets of the Company, or use, for its own benefit, of a company in which it has an interest, or of third parties, its goods, services or credit; and
g)	resolving on a matter conflicting with its interests or related to third parties under their influence, pursuant to art. 156 of Law 6.404 of 1976.

6.2	In addition to those provided for by law and those imposed by the applicable regulations and the Bylaws, it is the duty of every Director to:

a)	attend the meetings of the BOD previously prepared to discuss and deliberate on the matters on the agenda, having analyzed the documents made available and actively and diligently participating in them;
b)	maintain confidentiality of any information of the Company to which they have access due to the exercise of the position, in accordance with the applicable legislation, as well as requiring the same confidential treatment of professionals who provide them with advice, using it only for the exercise of their duties as a Director, under penalty of responding for the act that contributes to its undue disclosure;
c)	inform the Board, in full and in advance, of any and all conflicts of interest, actual or potential, direct or indirect, that it may have regarding the matter submitted to its appreciation, and shall also withdraw from the meeting room, refrain from discussing and deliberating on the subject and recording their abstention in the minutes;
d)	raise potential conflict of interest of peers in the treatment of a certain subject, if it does not do so in a timely manner, and it is up to the BOD to deliberate on the subject;
e)	preserve their independence in judgments and decisions, always aiming at the interest of the Company, even if elected by group or class of shareholders; and

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f)	ensure the adoption of good corporate governance practices in the Company.

Chapter VII

Positions and Advisory Bodies to the Board

7.1	The Chairman of the Board

7.1.1	The Chairman of the Board shall:

a)	convene, install, preside over, adjourn and close the meetings of the BOD, endeavoring for its regular progress and casting a casting vote in the event of a tie;
b)	propose to the BOD, until the last ordinary meeting of the fiscal year, the Calendar of Meetings and the Thematic/Strategic Agenda for the following fiscal year, with the collaboration of the Governance Officer and the Governance Secretariat;
c)	communicate the resolutions taken by the Board to the General Meeting and to DEE, where applicable, with such attribution also made available to the other Directors in case of inaction;
d)	appoint the head of the Governance Officer to the BOD, through a joint proposal formulated with the head of the Board of Governance, Risks and Compliance – DC;
e)	with the support of the Governance Officer and the Governance Secretariat, ensure that the Directors receive complete and timely information on the items contained in the agendas of the meetings and on their requests for documents and/or information;
f)	convene the extraordinary meetings of the BOD, requested by any Director, subject to the provisions of these Internal Regulations;
g)	authorize discussion of matters not included in the agenda and a change in the order of business;
h)	propose that the Board’s collegiate set a new deadline for discussion and vote in the event provided for in these Internal Regulations, in addition to the adjournment of the works of the meeting already installed, the resumption of which may occur on a later day, regardless of a new notice, provided that, at the time of suspension, the day, time and place of resumption are fixed;
i)	coordinate the annual performance evaluation process of the administrators, members of the Committees and respective Eletrobras collegiates, with the methodological support of CPES, and such assignment may be delegated to independent external consultancy that may be hired for this purpose;
j)	periodically evaluate the competencies and results of the Governance Officer together with the head of the Board of Governance, Risks and Compliance – DC;

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k)	interact with the Coordinators of the Committees and establish the form of forwarding the opinions and requests of the Committees to the Board;
l)	establish the channels and processes for interaction between shareholders and the Board of Directors, especially with regard to ESG (environmental, social and governance), remuneration, succession, profile and formation of the Board of Directors;
m)	coordinate the work related to the non-binding succession plan of the members of the Board of Directors and the Executive Board, with the support of CPES;
n)	propose to the Board of Directors appointments to compose the advisory committees, including external members.

7.2	Directors

7.2.1	It is incumbent upon each Director to:

a)	monitor, at all times, the Company's management and results, and the adequacy of its system of internal controls and risk management;
b)	diligence with the directors, with the support of the Governance Secretariat, in order to obtain documents and/or clarifications that it deems necessary for the exercise of its functions, being allowed, at any time, to examine documents of the Company;
c)	request from the Chairman of the Board or the Governance Secretariat all information and documents deemed necessary for the proper understanding of the matter, which will be provided on a personal basis;
d)	propose the inclusion of matter on the agenda and the convening of an extraordinary meeting, pursuant to these Internal Regulations; and
e)	propose a solution to the Board for the omissions in these Internal Regulations.

7.3	The Governance Officer and the Governance Secretariat

7.3.1	Without prejudice to the other duties conferred upon it by the Board and contemplated in the Organizational Manual, the Governance Officer and the Governance Secretariat shall:

a)	support the BOD and its Committees in the proper exercise of their functions, aiming at the improvement of its governance system and the adherence of its documents to the legal, regulatory and voluntary environments;
b)	support and propose measures for the improvement and standardization of routines and processes of the secretariats of support to the Boards of Directors of Eletrobras and its subsidiaries, in alignment with the best practices of corporate governance;

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c)	support in the organization of the onboarding processes of the new board members and committees and the new executives to the organization;
d)	contribute to the promotion of continuing education activities for governance agents;
e)	support the Chairman of the BOD in prioritizing relevant matters on the meeting agendas and optimizing human resources and infrastructure;
f)	assist in the prior identification of potential conflicts of interest of/between governance agent(s) and transactions with related parties, aiming at guiding managers in relation to decision-making procedures;
g)	contribute to the effectiveness of the performance evaluation of the BOD and Committees, under the leadership of the Chairman of the BOD, in particular in optimizing the interactions between the external consultancy (if any) and/or between the Directors, ensuring compliance with the various stages of the process and monitoring the execution of the action plan resulting from the evaluations;
h)	collaborate to improve the communication flow, from the perspective of clarity and objectivity of the information, to ensure timeliness and equity, in addition to facilitating the communication channel between the deliberative (BOD) and executive (DEE) instances;
i)	collect, format and distribute information and documents related to the duties and activities of the BOD and its Committees in a timely, adequate and transparent manner;
j)	assist the Chairman of the BOD and coordinators of the Committees in the definition of the agenda of the meetings, preparation of the Calendar of Meetings and the Thematic/Strategic Agenda, follow-up of demands issued by the collegiates, notices and other procedures necessary for the holding of the meetings of the Board, the Committees linked to it and, when applicable, the general meetings of shareholders of Eletrobras;
k)	secretariat the meetings of the BOD and the Committees, prepare the minutes and collect the signatures of all members who participated in them, consigning the attendance of any guests, and make a copy of the minutes available on the Governance Portal;
l)	certify the decisions of the BOD before third parties, managing the process of preparation and custody of certificates, extracts and minutes;
m)	ensure the legal formalities of resolutions intended to take effect before third parties; and
n)	internally disclose the decisions and requests of the Board and the Committees and carry out the monitoring of pending matters and/or demands of these governance bodies, defining deadlines for response and indicating those responsible for meeting the pending issues and/or demands.

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7.3.2	It is also incumbent upon the Governance Officer to indicate to the BOD, through a joint proposal formulated with the head of the Governance, Risks and Compliance Board – DC, the head of the Governance Secretariat.

7.4	Committees

7.4.1.	For better performance of its functions and deepening of strategic studies, the Board may create Committees with defined objectives, without a decision-making nature, subject to current legislation.

7.4.1.1.	The BOD will be advised by the following statutory committees: Audit and Risk Committee – CAE; People, Eligibility, Succession and Remuneration Committee – CPES; and Strategy, Governance and Sustainability Committee – CEGS.

7.4.2.	The BOD will establish the specific rules of operation of each Committee, through the approval of its respective internal regulations, and will monitor its activity and effectiveness.

7.4.3.	The opinions and other manifestations of the Committees are not a necessary condition for the presentation of the matter to the examination and deliberation of the Board, except when expressly stated in a decision of the Board or in the Committee's own internal regulations.

7.4.4.	At least one Director shall be appointed for the composition of each Committee.

7.4.5.	The Board shall approve the appointment of the members of each Committee, in accordance with the professional skills and experiences expected for each body.

7.4.6.	The meetings of the Committees may participate as guests, without the right to vote, administrators, employees, specialists and others, whose contribution is useful to the performance of the work.

7.4.7.	The Committees shall analyze the matters within their competence and prepare manifestations to the Board, which shall be reported by their respective Coordinators.

7.4.8.	The members of the Statutory Committees are subject to the same prohibitions and the same duties of the Director, as defined in items 6.1 and 6.2 of these Internal Regulations and in art. 160 of Law no. 6.404/76.

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Chapter VIII

Meetings of the Board

8.1	Frequency

8.1.1	The BOD shall meet ordinarily once a month and extraordinarily whenever necessary, as convened by the Chairman of the Board or the majority of the Directors.

8.1.2	The Board shall meet at least once a year, without the presence of the President of the Company, and at least twice a year with the external auditors.

8.2	Calendars of Meetings and Thematic Agendas

8.2.1	The BOD shall review and approve, by the last meeting of the financial year, the schedules of meetings and thematic agendas of the BOD and Committees for the following financial year.

8.2.2	The thematic agendas will be managed by the Chairman of the BOD and the respective Coordinators and will aim to ensure adequate planning and organization of the work of the collegiates, including prior sizing of the volume and density of the topics of the meetings and monitoring of strategic topics agreed between the directors/members of committees/directors.

8.2.3	The subjects to be contemplated in the Thematic Agenda will be distributed over the months, depending on the time and advance required/estimated, considering the frequency of the meetings, the predictability of deliberation and the best use of the directors' time.

8.3	Notice of meeting

8.3.1	The notices of meetings of the Board shall be made in writing, by e-mail or other means that allows the receipt of the notice by the Director, at least seven (7) days prior to the date of the meeting, except in cases of manifest urgency, at the sole discretion of the Chairman of the Board.

8.3.2	The notice must indicate the place, date and time of the meeting and, in the case of exclusively digital meetings, the data for remote connection on the platform that will host the meeting room.

8.3.3	Any Director may request the Chairman of the Board to convene an extraordinary meeting, indicating the matter they wish to discuss and submitting it for deliberation if, due to its relevance or urgency, the matter cannot wait for the next ordinary meeting.

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8.3.4	In the event that the Chairman of the Board does not respond within fifteen (15) days to the request for call of any Director, does not take action, remains silent or is prevented, the meeting may be called directly by a majority of the Directors.

8.4	Meeting Agendas

8.4.1	The Chairman of the Board, assisted by the Governance Officer and the Governance Secretariat, shall define the agenda of each Board meeting, after hearing the other Directors and the President of DEE and, if applicable, the other members of DEE and the coordinators of the Committees.

8.4.2	Any Director may request the inclusion of any matter on the agenda of the Board meeting, provided that they do so by written notice to the Chairman of the Board at least 10 (ten) days prior to the date of the meeting, in compliance with item 8.5.3.

8.4.3	Exceptionally, for reasons of urgency that are duly substantiated, the Chairman of the Board, at their own initiative or at the request of any Director present, may propose the vote on matters not included in the agenda of the meeting to the collegiate during the meetings, in order to prevent irreparable damage to the Company or its subsidiaries.

8.4.4	In the case of a matter based on the request of a Director, the same shall be responsible for reporting the matter, unless otherwise decided by the Chairman of the Board.

8.5	Instruction

8.5.1	The proposals for deliberation submitted to the BOD must be instructed in accordance with the rules established in the Matters Instruction Manual approved by the BOD, in order to safeguard the timely, transparent and equitable access of the Directors to sufficient and quality information, which characterizes an indispensable condition for the decision-making process to be informed, reflected, disinterested and reflect and, therefore, the best interests of the Company.

8.5.2	The request for inclusion of matter on the agenda of the BOD meeting must be timely formulated to the Governance Secretariat, in addition to being adequately instructed, in the form of these Internal Regulations and the Instruction Manual.

8.5.3	The agenda of the meeting and the material to support deliberative matters must be made available to the Directors, through the Governance Portal, at least seven (7) days in advance of the date set for the meeting, unless specifically authorized by the Chairman of the Board, who may exception the above deadline to meet an emergency situation and avoid damage to the company.

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8.5.4	The informational material must be made available to the Directors at least three (3) days in advance of the date set for the meeting, unless specifically authorized by the Chairman of the Board, who may provide an exception to the above period.

8.6	Installation and Deliberation

8.6.1	The BOD shall deliberate with the presence of the majority of its members and its deliberations shall be taken, respectively, by the vote of the majority of the Directors present, and the Chairman of the Board shall also have the casting vote.

8.6.1.1.	On an exceptional and duly justified basis, the written vote of the absent Director shall be considered valid, which shall be forwarded until the date and time of the meeting to the Chairman of the Board and attached to the minutes of the respective meeting.

8.6.2	The participation of the Director may take place remotely, by teleconference or videoconference, or by any other means of communication, considering the Director making use of the chosen means of communication as being present at the meeting and with a valid vote, provided that the effective participation and authenticity of their vote is ensured.

8.6.3	Meetings may also be held in an entirely digital environment, with remote access through a platform that provides audio and video access to its participants.

8.6.4	The Board may, by decision of its Chairman, deliberate between absentees at a virtual meeting duly convened and with a deadline set for the manifestation of each Director, with such manifestations formulated by electronic correspondence and/or through the virtual voting function of the Governance Portal, and reproduced in the minutes of the virtual meeting at the end, which will contain the signature of the members who manifested, the voting period and the date of the closing of the collection of votes which, for due legal purposes, will also be considered as the date of the virtual meeting.

8.6.5	During the discussion of the matters on the agenda, the Directors may request the Chairman of the Board:

a)	arrangements for proper instruction;
b)	urgency or preference for discussion and voting; and
c)	justifiably, postponement of the discussion or removal from the agenda.

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8.6.6	The Directors may refer decisions taken by the Chairman to the Board during meetings of the Board, at which time the contested decision shall be placed on the agenda for immediate deliberation.

8.6.7	At the end of the discussions, the Chairman of the Board shall take the vote of each Director.

8.6.8	The resolutions taken at the meetings of the Board shall be valid if they have a favorable vote of the majority of the members present, drawn up in the minutes, recorded in the Book of Minutes of meetings of the Board and, whenever they contain resolutions intended to take effect before third parties, their summaries shall be filed and published in the competent Board of Trade.

8.7	Order of Business

8.7.1	The meeting will cover at least the following subjects, in order to be defined by the Chairman of the BOD:

a)	Opening of the session and verification of the installation quorum;
b)	Report of the Coordinators regarding the work of the Committees;
c)	Provision of brief clarifications and/or relevant communications by the Chairman of the Board;
d)	Monthly report by the President of the Company and the Chief Financial and Investor Relations Officer, which addresses:
(i)	Monthly breakdown of the Income Statement - DRE and the Company's cash flow, including what was budgeted, realized and projected;
(ii)	Disclosure of news about important achievements, progress of the Company's main projects and their major correlated problems, threats of non-recurring events and other information relevant to the Company's strategic orientation, in order to allow adequate monitoring and follow-up by the Directors;
e)	Brief reading and without separations from the agenda to be submitted to the deliberation of the Board;
f)	Placing of agenda items under discussion and voting, in order of priority defined by the Chairman of the Board;
g)	Making the scheduled informative presentations;
h)	Requests for measures, recommendations and final records; and
i)	Closing of the meeting.

8.7.2	Sessions shall be adjourned or closed, where circumstances so require, at the request of any Director and with the approval of the Board.

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8.7.3	In the event of adjournment of the session, the Chairman of the Board shall set a date, time and place for its continuation, and the need for a new notice to the Directors shall be waived.

8.8	Attendance of Third Parties

8.8.1	The meetings of the BOD will be reserved, and will be attended by the Directors, the Governance Officer, the holder of the Governance Secretariat, the Advisor(s) of the BOD and, at the invitation of the Chairman of the Board, on their own initiative or at the request of any other Director, by third parties with a view to providing clarification on the matters subject to deliberation and/or on activities of interest to the Board.

8.8.2	The presence of guests at the Board meeting is also subject to lack of objection by the majority of the members present, respecting the installation quorum, and its manifestations must be included in the minutes of the proceedings when the Directors deem necessary.

8.8.3	Guests shall keep confidential documents and information not yet disclosed to the market and made known to them during the meetings, and shall remain in the meeting room only for the period in which their participation is necessary or for such period as the Board deems appropriate.

8.9	Minutes

8.9.1	The meeting of the BOD shall be recorded in the minutes in the form of a summary and with simple and objective language and formatting, containing a record: (i) of the main topics and discussions addressed; (ii) the resolutions taken; (iii) dissent, protests, abstentions and conflicts of interest; (iv) the responsibilities assigned and deadlines established; and (v) the progress of any existing pending issues and new requests made at the meeting or between meetings.

8.9.2	The minutes of the meetings may, at the discretion of the BOD, be disclosed at the request of any of its members, except when the Board of Directors understands that the disclosure may jeopardize the legitimate interest of the Company.

8.10	Expenses

8.10.1	The members of the Board of Directors shall receive reimbursement of their expenses of food, transportation and stay, whenever resident outside the city in which the meeting is held and only for transportation and food, when resident in the city.

8.11	Evaluation

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8.11.1	The Board will carry out the formal performance evaluation of the DEE, the Board and the Statutory Committees linked to it, as well as their respective statutory members, in order to: (i) identify opportunities for improvement in the activities of the collegiates and their members; (ii) assist the shareholders regarding the election process of the Board of Directors and Fiscal Council.

8.11.2	It will be up to the BOD to approve the performance evaluation methodology, contemplating deadlines, responsibilities, methods and evaluation instruments and their respective updates, when necessary.

8.11.3	The results of the evaluation of the Board, the DEE and the Committees will be presented to all Directors at a meeting of the BOD, with registration in the minutes, and the collegiate is responsible for discussing the result of the evaluations, evaluating the form and extent of their disclosure to the public, measuring the annual evolution of the collegiates and evaluating the relevance of preparing an action plan to implement the identified improvement opportunities.

8.11.4	The performance evaluation process may be coordinated by independent external consultancy, which will adopt the assumptions and methodologies that are established by the BOD.
8.12	Request for Information

8.12.1	In order to order and facilitate the fulfillment of requests for documents and/or clarifications formulated by the Directors, such activities will be coordinated by the Governance Secretariat which, after informing the Chairman of the BOD about the content of the demand, will endeavor with the other bodies of the Company to meet the request made in a timely manner.

8.12.2	The requests may also be met by means of a technical presentation at a meeting of the BOD by a member of DEE, an employee of the Company or a third party hired, and/or by preparing a technical note or equivalent document by the responsible area.

8.12.3	Upon receiving the requested information/clarification, the Governance Secretariat will inform the requesting Director, with a copy to the Chairman of the Board and its other members.

8.13	Complementary Procedures

8.13.1	The meetings will be called the "Meeting of the Board of Directors" and the decisions by document called "Resolution".

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8.13.2	The resolutions will be written objectively, in order to facilitate their full understanding.

8.13.3	Resolutions shall be numbered by year and in sequence, by meeting, stating the number and date of the meeting and the file number relating to the subject matter.

8.13.4	The deliberations will begin with the words: "The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its powers, and based on)......................., DELIBERATED:.........................................", with indication of the reporting director of the matter and signed by the Governance Officer or by the holder of the Governance Secretariat.

8.13.5	Within 10 (ten) days, the Governance Secretariat will make a copy of the minutes of the BOD available to the Internal Audit and to the members of the Fiscal Council in office.

Chapter IX

Communication between the Board and the DEE

9.1	In order to facilitate and order communication between the members of the Board and those of DEE, the doubts and requests for information of the members of the Board should be sent to the President of the Company, through the Chairman of the Board.

Chapter X

Interaction with the Fiscal Council

10.1	The Board shall meet regularly with the Fiscal Council to deal with matters of common interest.

10.2	The Chairman of the Board shall provide the clarifications and information requested by the Fiscal Council regarding its supervisory function.

Chapter XI

General Provisions

11.1	The omissions in these Internal Regulations, doubts of interpretation and any changes in their provisions shall be decided at a meeting of the Board, in the manner provided for in the Bylaws and in these Internal Regulations.

11.2	These Internal Regulations shall enter into force as of August 1, 2022 and shall be filed at the Company's headquarters and made available on its website.

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11.3	These Internal Regulations were approved on 07.28.2022 by the Board of Directors of Eletrobras at its 942nd meeting, through Resolution no. 100/2022, and replaces the Internal Regulations adopted at the 889th meeting held on 03.25.2021.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.